Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 8
DATED DECEMBER 20, 2005
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 8 supplements certain information contained in our prospectus dated August 31, 2005, as supplemented by Supplement No. 1 dated October 14, 2005, Supplement No. 2 dated October 28, 2005, Supplement No. 3 dated November 8, 2005, Supplement No. 4 dated November 10, 2005 Supplement No. 5 dated November 22, 2005, Supplement No. 6 dated December 9, 2005 and Supplement No. 7 dated December 14, 2005.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled "Business and Policies," "Plan of Distribution" and Prospectus Summary as described below.  You should read this Supplement No. 8 together with our prospectus and each supplement thereto.

Prospectus Summary

Distribution Policy

The paragraph in this subsection, which starts on page 9 in the "Prospectus Summary" section of the prospectus, has been superseded in its entirety as follows:

Effective January 1, 2006, our monthly distribution rate will be $.05 per share which annualized equals $.60 per share. This equates to a 6% annualized return on a $10.00 share price.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading "Business and Policies," which begins on page 107 of the prospectus. A new subsection titled "Description of Real Estate Assets" has been added by Supplement No. 1 after the discussion of "Other Policies," which ends on page 114 of the prospectus.

Our joint venture, Minto Builders (Florida), Inc., referred to herein as MB REIT, purchased the following property on the date indicated below:

Description of Real Estate Assets

Stables at Town Center; Spring, Texas

On December 16, 2005, MB REIT purchased a fee simple interest in an existing retail center known as Stables at Town Center, containing approximately 87,228 of gross leasable square feet (excluding ground lease space).  The center is located at 8765 Spring Cypress in Corpus Christi, Texas. This property will be subject to competition from five (5) retail centers within its market area and its economic performance could be affected by changes in local economic conditions.

MB REIT purchased this property from unaffiliated third parties, A-5 25 Spring Cypress - Champion Forest L.P. and Spring Cypress - Champion Forest 24, L.P., for a cash purchase price of approximately $27.9 million of which $3.1 million was placed in a separate escrow to fund a future earnout of 14,882 gross leasable square feet of vacant space. A third party escrow agent retains the funds until the sellers have met their contractual obligation for these spaces. The escrow is maintained by the escrow agent for a period not to exceed thirty-six (36) months and the amount was determined by a gross rent multiplier using a base rent per square foot amount based on current local economic market rents.  The funds will be released by the escrow agent once the tenant's leases have been approved by MB REIT and the tenants have moved into their space and rent has commenced. The purchase price may fluctuate up to 10% of the escrow amount due to the base rent amount stipulated in the lease as compared to the base rent multiplier used to determine the escrowed amount.

MB REIT does not intend to make significant repairs and improvements to this property over the next few years. However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that the property is adequately covered by insurance.

One tenant, Walgreens, leases more than 10% of the total gross leasable area of the property.  The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Walgreens	14,490	17	19.25	04/02	04/62

Real estate taxes payable in 2005 for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $221,000.  The real estate taxes payable were calculated by multiplying Stables at Town Center's assessed value divided by 100 by a tax rate of 2.74.

For federal income tax purposes, MB REIT's depreciable basis in this property will be approximately $20.9 million.  MB REIT calculates depreciation expense for tax purposes, using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Stables at Town Center was built between 2001 and 2002.  As of December 1, 2005, this property was eighty-three percent (83%) occupied, with approximately 72,346 square feet (excluding ground lease space) leased to 26 tenants (including two ground lease tenants).  The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)
TGF Haircutters	1,400	06/06	1/5 yr.	28,000	20.00
Frame Craft	1,750	07/06	-	32,340	18.48
Postal Annex +	1,400	07/06	-	26,250	18.75
Chaps Cleaners	1,400	07/06	1/5 yr.	30,100	21.50
Pizza Hut	1,540	07/06	2/5 yr.	27,720	18.00
Subway Sandwich	1,400	08/06	1/5 yr.	25,900	18.50
Star Tex Title Company	5,000	08/07	-	92,500	18.50
Urban Eyes	1,621	12/07	1/5 yr.	29,583	18.25
Spring Cypress Family Practice	1,980	05/08	-	37,620	19.00
Hawaiian Retreat Day Spa	3,044	08/08	1/5 yr.	48,704	16.00
Liberty Mutual Insurance	3,908	10/08	-	70,344	18.00
EB Games	1,400	04/09	2/5 yr.	28,000	20.00
Coldwell Banker	6,500	06/09	-	113,750	17.50
Juli Whitman Insurance Agency	1,402	02/10	-	25,236	18.00
First Service Credit Union	2,450	08/10	1/5 yr.	51,450	21.00
Amy Koenig Dance Studio	1,750	08/10	1/5 yr.	30,917	17.67
Wendy’s (Ground Lease)	N/A	12/11	4/5 yr.	45,000	N/A
Cantera’s Mexican Grill & Bar	4,693	12/11	2/5 yr.	89,167	19.00
Baskin Robbins	1,500	07/12	2/5 yr.	36,000	24.00
Starbucks	1,500	08/12	2/5 yr.	35,700	23.80

	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)
SmileCrafters	1,871	10/12	-	32,742	17.50
Ronald J. Toole, D.D.S., M.S.	2,449	09/13	-	42,858	17.50
T Jin’s China Café	2,698	09/15	-	51,262	19.00
Bank of America	5,200	01/17	-	146,000	28.08
Washington Mutual Bank (Ground Lease)	N/A	06/21	4/5 yr.	66,000	N/A
Walgreens	14,490	04/62	-	279,000	19.25

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases (%)	Total Annual Base Rental Income ($)	Average Base Rental Income Per Square Foot Under Expiring Leases ($)

2005	0	-	-	-	1,611,183	-
2006	6	8,890	170,310	10.48	1,625,310	19.16
2007	1	5,000	92,500	6.21	1,490,166	18.50
2008	5	13,353	238,215	16.99	1,402,214	17.84
2009	2	7,900	141,750	12.20	1,161,829	17.94
2010	5	9,202	160,021	15.69	1,020,079	17.39
2011	2	4,693	147,584	16.89	873,918	31.45
2012	2	3,371	74,717	10.06	742,395	22.16
2013	1	2,449	46,531	6.97	667,678	19.00
2014	0	-	-	-	621,147	-

The table below sets forth certain information with respect to the occupancy rate at Stables at Town Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.  Information for prior years was not available.

Year Ending	Occupancy Rate as of	Effective Annual Rental
December 31,	December 31,	Per Square Foot ($)

2004	68%	21.22
2003	65%	21.33
2002	58%	21.76
2001	16%	26.00
2000	-	-

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may limit the liability for these expenses to a specified amount.

Plan of Distribution

The following information, which was previously inserted at the end of the "Plan of Distribution" section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of December 12, 2005.

		Gross	Commission and fees	Net
	Shares	proceeds ($) (1)	($) (2)	proceeds ($)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	6,644,986	66,449,860	6,977,235	59,472,625

	6,664,986	66,649,860	6,977,235	59,672,625

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.